Exhibit 99(a)(5)

Trina Solar Extends Put Option Exercise Period of its 4.00% Convertible Senior Notes Due 2013

Changzhou, China – July 12, 2011 – Trina Solar Limited (TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today that it has extended the period during which holders of its 4.00% Convertible Senior Notes due 2013 in aggregate principal amount of US$138,000,000 (the “Notes”) may exercise their put option in connection therewith to any time prior to 5:00 p.m., New York City time, on August 9, 2011. The holders of the Notes originally had an option to require the Company to purchase, on July 15, 2011, all or a portion of their Notes in accordance with the terms, procedures and conditions outlined in the base indenture dated July 15, 2008 and first supplemental indenture dated July 23, 2008 (together, the “Indenture”) between the Company and Wilmington Trust Company, as trustee and paying agent, and the Notes. The Indenture required the Company to provide written notice to each holder of the Notes not less than twenty (20) business days prior to July 15, 2011, which the Company inadvertently omitted to provide timely. To honor its obligations under the Indenture and to allow the holders of the Notes the opportunity to exercise their put option in connection therewith, the Company has provided notice to all holders of the Notes that it will accept Notes for repurchase at any time prior to 5:00 p.m., New York City time, on August 9, 2011. As part of the purchase price to be paid as of August 10, 2011, the Company will include any accrued and unpaid interest to, but excluding, August 10, 2011 as stipulated in the put right purchase offer dated July 12, 2011.

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1(408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com